			Exhibit 12

Cytec Industries Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Earnings from continuing operations before income taxes,
equity in earnings of associated companies, minority interest
and cumulative effect of accounting change	$79.8	$90.5	$137.1	$164.2
Add:
Amortization of capitalized interest	0.5	0.5	0.9	0.8
Fixed charges	9.0	10.8	18.0	21.2
Less:
Capitalized interest	(4.1)	(6.9)	(8.4)	(13.3)
Earnings as adjusted	$85.2	$94.9	$147.6	$172.9

Fixed charges:
Interest on indebtedness including amortized premiums,
discounts and deferred financing costs	$8.2	$10.1	$16.4	$19.8
Portion of rents representative of the interest factor	0.8	0.7	1.6	1.4
Fixed charges	$9.0	$10.8	$18.0	$21.2

Ratio of earnings to fixed charges	9.5	8.8	8.2	8.2